HINTO
                                     ENERGY



                                January 23, 2015



VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Brad Skinner
Washington, D.C.  20549

RE: HINTO ENERGY, INC.

AMENDMENT NO. 1 TO FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013 FILED OCTOBER 28, 2014

FORM 8-K
FILED JULY 23, 2014
FILE NO. 000-26317

Dear Mr. Skinner:

We are in receipt of the Securities and Exchange Commission (SEC) letter dated December 23, 2014, regarding the above referenced filings of Hinto Energy, Inc. Below please find our responses to such comments. For your convenience we have provided your comment below, with responses.

FORM 10-K/A1 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
--------------------------------------------------------
EXPLANATORY NOTE, PAGE 1
------------------------

1. THE EXPLANATORY NOTE INDICATES THAT DISCLOSURES IN ITEM 2, PROPERTIES, WERE REVISED. HOWEVER, IT DOES NOT APPEAR ANY REVISIONS WERE MADE TO THIS SECTION. PLEASE REVISE YOUR EXPLANATORY NOTE, AS NECESSARY, TO ELIMINATE ANY INCONSISTENCIES AND TO CORRESPOND WITH THE SECTIONS AFFECTED BY THE REVISIONS YOU MADE TO YOUR FILING.

We have revised our explanatory note.


       5350 S. Roslyn Street, Suite 400, Greenwood Village, Colorado 80111
                                * 303-647-4850 *


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                                              Securities and Exchange Commission
                                                                January 23, 2015
                                                                     Page 2 of 4


FINANCIAL STATEMENTS, PAGE 53
-----------------------------

2. WE NOTE YOUR BALANCE SHEETS, STATEMENTS OF OPERATIONS, STATEMENT OF STOCKHOLDERS' EQUITY AND STATEMENT OF CASH FLOWS INCLUDED IN YOUR AMENDED FILING INCLUDE UNAUDITED FINANCIAL INFORMATION AS OF JUNE 30, 2014 AND JUNE 30,L 2013, AND OMIT THE AUDITED FINANCIAL INFORMATION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012. PLEASE AMEND YOUR FILING TO PRESENT ONLY AUDITED FINANCIAL INFORMATION AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012.

We have amended the filing to include the correct financial statements.

FORM 8-K FILED JULY 23, 2014
----------------------------

3. WE NOTE THE DISCLOSURE YOU PROPOSE TO BE INCLUDED IN THE AN AMENDED FORM 8-K, TO PROVIDE THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FOR THE MASON LAKE FIELD. HOWEVER, YOUR PROPOSED DISCLOSURE INDICATES THE "10% DISCOUNT FACTOR" APPLIED TO THE FUTURE NET CASH FLOWS AMOUNTS TO $3,279,842, WHICH IS THE PV-10 AMOUNT YOU DISCLOSED IN THE FORM 8-K YOU FILED JULY 23, 2014. PLEASE CLARIFY FOR US AND REVISE, IF NECESSARY, THE PV-10 VALUE FOR THE MASON LAKE FIELD, AND INCLUDE IN YOUR PROPOSED DISCLOSURE AN EXPLICIT RECONCILIATION OF THE PV-10 VALUE TO THE CORRESPONDING STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS, TO ELIMINATE ANY INCONSISTENCIES OR INACCURACIES.

We have further amended the describe the 10% discount factor as the PV 10% used in the press release and clarify this relates solely to our Mason Lake Field.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

Information with respect to the standardized measure of discounted future net cash flows relating SOLELY TO THE COMPANY'S reserves of ITS MASON LAKES FIELD IN MONTANA is summarized below. The price used to estimate the reserves is held constant over the life of the reserve. Future production and development costs are derived based on current costs assuming continuation of existing economic conditions.

The discounted future net cash flows related to oil and gas reserves are:

Future cash inflows                                           $    7,176,260
Less future costs:
     Operational                                                   1,661,914
     Development                                                           -
     Taxes                                                           789,386
                                                              ---------------
Future net cash flows                                              4,724,960
                         PV 10% discount factor                   (3,279,842)
                         -----                                ===============

Standardized measure of discounted costs
     future net cash flows                                    $    1,445,118



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                                              Securities and Exchange Commission
                                                                January 23, 2015
                                                                     Page 3 of 4

4. REVISE THE DISCLOSURE HERE AND IN ANY SIMILAR DISCLOSURE IN FUTURE FILINGS TO CLEARLY INDICATE THE CATEGORY OF RESERVES, E.G. PROVED, PROBABLE OR POSSIBLE, BEING SHOWN.

We have further amended the Current Report on Form 8-K to include the following language:

The volumes disclosed as reserves were estimated in accordance with the definitions of Rule 4-10(a) of Regulation S-X. The reserves represented were considered probable.

The estimate of reserves were prepared by an independent third party on our behalf. The prepared the reserves of our Mason Lakes water flood field were determined using:

     - A comprehensive reservoir and geology study which was done on the filed in 1996 by the Montana Geological Society, as a reference point for current basis of recovered and remaining oil in the reservoir:

     - The State of Montana's oil and gas website's production reporting for the field from November 1996 through May 2014;

     - A decline rate established for the filed by the Montana Oil and Gas Commission after holding hearings on the field and evaluation all of the production reserve data submitted the operator in 1996/1997; and

     - Recent production rates, as reported to the Montana Oil and Gas Commission along with costs as disclosed by the Company in its public reports.

Based upon the data above the estimates were based upon:

          Composite Field Decline - Water flat decline of 13%
          40 BOPD initial rate
          Uplift case:  PV 10%: 11% Tax

          2014 Average price of 87.5$/bbl esc@ 3% cap@105$/bbl

          OPEX based upon annual rate of $89,395 per year or rounded to $7,500 per month

Please be advised, that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
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                                              Securities and Exchange Commission
                                                                January 23, 2015
                                                                     Page 4 of 4

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me.

                                   Sincerely,

                                   /s/ George E. Harris

                                   George E. Harris
                                   Chief Executive & Financial Officer

Enclosures

Cc: Michael A. Littman, Corporate Counsel